

Dan Morton · 3rd

Innovator in the Shooting Sports Industry.

Boise, Idaho Area · 500+ connections · **Contact info**

 AmmoSquared Inc.

 George Fox University

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Experience



Co-Founder & CEO
AmmoSquared Inc. · Full-time
Sep 2015 – Present · 4 yrs 3 mos
Boise, Idaho Area

I started AmmoSquared LLC (AMMO² for short) part-time out of my garage in 2015. Since then we've grown exponentially and now have thousands of customers across the US. We're focused on delivering a unique service to the shooting community. Our value prop is simple: We help gun owners stay stocked up on ammunition... automatically.

 AMMO2 Sticker
Jason.jpg



Sr. Marketing Manager
Intuit
Feb 2018 – Sep 2018 · 8 mos
Eagle, ID

My team was responsible for helping to bring the newly acquired Time Tracking segment (TSheets) into the Quickbooks ecosystem from a Product Marketing perspective. My specific product focus included QB Payroll and Franchise Segment go to market strategy and sales enablement execution. Tasks also included in product messaging, social campaigns, ...**see more**



MarkMonitor
5 yrs

○ **Product Marketing Manager**
Jul 2014 – Feb 2018 · 3 yrs 8 mos
Boise, ID

Responsible for Go-to-Market Strategy for a key offering, including persona research and messaging platform. Competitive analysis and tracking. Sales support through numerous presale calls as subject matter expert, ad hoc sales trainings, annual sales conference presentation and sales collateral creation. New product and current product enhanc ...**see more**

○ **Brand Analyst Supervisor**
Mar 2013 – Jul 2014 · 1 yr 5 mos
Boise, ID

Managed and lead a team of Brand Protection Analysts focusing on business problems as diverse as affiliate compliance, online traffic diversion, rogue domain registration, trademark and search engine policy abuse in PPC advertising, social media brand abuse and online celebrity impersonation. Successful at measuring to metrics as well as guiding team ...**see more**

MarkMonitor
1 yr 8 mos

○ **Sr. Brand Protection Analyst**
Mar 2011 – Mar 2012 · 1 yr 1 mo
Boise, Idaho Area

Conducted employee training and presentations, learned specialized area (pay per click (PPC) advertising brand abuse and affiliate abuse), involved in numerous high-profile accounts and special projects, and provided mentored junior members of brand team.

○ **Brand Protection Analyst**
Aug 2010 – Mar 2011 · 8 mos
Boise, Idaho Area

Provided dedicated analysis, support and expertise for Fortune 100 clients. Identified, investigated, and monitored industry trends and reported on potential threats to client brands in the online space. Innovated new ways of looking at data and communicating it to clients to help educate and promote action. Provided "ad hoc" and regular reporting highlight ...see more

Owner / Writer
Tallowtree Press LLC
Apr 2009 – Aug 2010 · 1 yr 5 mos
Boise, Idaho Area

Self publishing business formed to publish my book "How Tall is the Easter Bunny" (currently for sale on Amazon). Also provided freelance writing and marketing services.

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Education

George Fox University
MBA, Leadership
2007 – 2009

San Jose State University
BS, Business Administration (Finance)
2000 – 2004

Minor in Economics. Financial Executives International (FEI) Outstanding Finance Student Scholarship Recipient (2003)

Licenses & Certifications

Pragmatic Marketing Level 4 (PMC-IV)
Pragmatic Marketing
Issued Sep 2014 · No Expiration Date

Volunteer Experience

Board Member
Idaho Nonprofit Center
2008 – 2009 • 1 yr
Economic Empowerment

Skills & Endorsements

Management · 30

Endorsed by **Maya Markovich, who is highly skilled at this**

Endorsed by **17 of Dan's colleagues at MarkMonitor**

Market Research · 20

Endorsed by **Mark Frost and 2 others who are**

Endorsed by **11 of Dan's colleagues at**

highly skilled at this   MarkMonitor

Start-ups · 20

Endorsed by **Mark Frost, who is highly skilled at this**   Endorsed by **9 of Dan's colleagues at MarkMonitor**

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